Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 and related Prospectuses of Progenics Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights and/or units and to the incorporation by reference therein of our reports dated March 11, 2016, with respect to the consolidated financial statements and schedule of Progenics Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Progenics Pharmaceuticals, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Hartford, CT

January 5, 2017